

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 1, 2017

Terren Peizer
Chief Executive Officer
NeurMedix, Inc.
6165 Greenwich Drive, Suite 150
San Diego, California 92122

**Re: Neurmedix, Inc.**
**Amendment No. 1 to Form 1-A**
**Filed July 17, 2017**
**File No. 024-10697**

Dear Mr. Peizer:

We have reviewed your amended offering statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.  Unless we note otherwise, our references to prior comments are to comments in our [month, day, year] letter.

Amendment No. 1 to Form 1-A filed July 17, 2017

Part I - Notification
Item 4, page 1

1. Your response to prior comment 1 does not state that you will replace the video with one that complies with the requirements of Rule 255.  Please refer to Rule 255(d) and confirm that you will replace the video in accordance with Rule 255.

Part II - Information Required in Offering Circular
Summary, page 6

2. We refer to your disclosure on page 6 indicating that NE3107 has completed three Phase

I, two Phase I/II, and one Phase II clinical studies.  We also note your disclosure on page 56 that only two Phase I studies completed to date are directly applicable to neuroinflammation clinical trials.  Please revise to clarify the nature of these two studies, your involvement in them and that prior owners of the technology conducted all referenced trials between 2006 and 2010.

Risk Factors
Terren S. Peizer, our founder and sole shareholder may borrow funds..., page 38

3.      We note your disclosure here and elsewhere in the Offering Circular that Mr. Peizer, in lieu of selling shares in this offering, has reserved the right to borrow up to 30% of the proceeds from the offering secured by his shares in the company.  Please expand your disclosure to provide the terms of the long-term promissory note, including the interest rate, maturity date, payment terms and other material terms.  If these terms are unknown, please highlight risks related to this uncertainty.  In addition, please include disclosure about the priority that debt receives over equity in bankruptcy proceedings and the potential consequence to shareholders given that the promissory note will be secured by Mr. Peizer's shares of the company in the event of default.  Highlight Mr. Peizer's right to borrow up to 30% of the proceeds from the offering, and other material terms of the arrangement, on the cover page of the Offering Circular and in the Summary section.

We are an "emerging growth company," and as a result of the reduced disclosure..., page 41

4.      We note your revisions on page 34 that clarify that you may elect to become a public reporting company in the future in response to our prior comment seven.  However, your disclosure in this risk factor continues to suggest that you are currently a public reporting company.  Please revise this risk factor to clarify that you are not currently a public reporting company and that you will not be one immediately following this Regulation A offering.

Our Business
Clinical Trials, page 59

5.      We note your added disclosure on page 56 that of the six clinical studies completed to date and sponsored by Hollis Eden Pharmaceuticals, Inc., "only two Phase I studies and the human clinical safety data are directly applicable to neuroinflammation clinical trials."  Please revise to identify these two Phase I studies.

6.      Please reconcile your disclosure on page 8 that you "intend to conduct a Phase II migraine prevention (migraine prophylaxis) study" with your disclosure on page 59 that you are "currently conducting a Phase II prophylactic migraine study."

Product Development Pipeline, page 63

7.      We refer to the revisions you have made to the product pipeline table on page 63 in response to our prior comment 12. Please tell us why the Summary disclosure on page 7

highlights your initial focus on four distinct diseases to be treated with NE3107 but your product table only highlights three indications. Also, your disclosure in the table indicates that you have completed Phase I and have commenced Phase II trials for each of these three indications. With reference to your disclosures on pages 56-59, please tell us which of the clinical trials conducted by Hollis Eden satisfied your Phase I and II trials for each indication.

Executive Compensation, page 81

8.    We note that you have revised your executive compensation table on page 81 to provide information about planned compensation for your executive officers and directors rather than the annual compensation paid during your last completed fiscal year. We further note your disclosure that the individuals designated as officers on page 77 have served as independent contractors on a consulting basis and are responsible to pay their own taxes. Accordingly, please amend the table to provide the compensation paid to these individuals in the last completed fiscal year, even if they were paid as independent contractors. See Item 11(a) of Form 1-A.

Exhibits

9.    Once available, please file a form of agreement with the placement agent as an exhibit. Refer to Item 17.1. of Form 1-A.

10.   We note that the Certificate of Incorporation filed as Exhibit 1A-2A only authorizes 4,500 shares of common stock and 500 shares of preferred stock. We also note, however, your disclosure on page 85 that the company is authorized to issue 20,000,000 shares of common stock and 40,000,000 share of preferred stock. If you have amended the Certificate of Incorporation to authorize additional capital stock, please file all such amendments, or advise. Refer to Item 17.2. of Form 1-A.

11.   We note that Mr. Peizer has signed the form on behalf of the issuer. Please also have him sign the form in his capacity as principal executive officer, principal financial officer and sole director. Refer to Instruction 1 to the Signatures section.

You may contact Sasha Parikh at (202) 551-3627 or Jim Rosenberg at (202) 551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at (202) 551-6553 or Joseph McCann at (202) 551-6262 with any other questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Joe Tagliaferro, Esq.